Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.                                     DATE, TIME AND PLACE: Held on February 27, 2019, at 2 pm, at the branch office of Suzano Papel e Celulose S.A. (“Company” or “Suzano”), located at Avenida Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, São Paulo or through conference call, where the Board of Directors of the Company met.

2.                                     ATTENDANCE: All the members of the Board of Directors were present: David Feffer (Chairman of the Board of Directors), Claudio Thomaz Lobo Sonder (Vice Chairman of the Board of Directors), Daniel Feffer (Vice Chairman of the Board of Directors, voting by e-mail), Antonio de Souza Corrêa Meyer (Director, voting by e-mail), Jorge Feffer (Director, voting by e-mail), Maria Priscila Rodini Vansetti Machado (Director, voting by e-mail), Nildemar Secches (Director, voting by e-mail) e Rodrigo Kede de Freitas Lima (Director, voting by e-mail). Mr. Luiz Augusto Marques Paes, member of the Company’s Audit Board, was also present.

3.                                     CHAIRMAN AND SECRETARY: Mr. David Feffer presided the Meeting and Mr. Vitor Tumonis acted as secretary.

4.                                     AGENDA: Resolve on: (i) the approval of the execution of the Protocol and Justification of the merger of Fibria (as defined below) by Suzano (“Merger Agreement”); (ii) the approval of the pro forma financial information, in compliance with the provisions of paragraph 3 of article 10 of CVM Instruction No. 565/15, submitted to reasonable assessment of PwC; (iii) the proposal to the Extraordinary Shareholders’ Meeting of the Company, to be called pursuant to item (v) below (“Suzano ESM”), to (iii.1) approve the merger of Fibria Celulose S.A., a publicly-held company, with its headquarters in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010, enrolled with the CNPJ/ME under No 60.643.228/0001-21, registered with the Board of Trade of São Paulo under NIRE 35.300.022.807 (“Fibria”) into the Company (“Merger”); (iii.2) ratify the appointment of PricewaterhouseCoopers, a company with headquarters located in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, Torre Torino, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 (“PwC”) to prepare the appraisal report to determine the book value of Fibria’s equity, pursuant to the terms of article 227 of Law 6,404, of December 15, 1976, as amended (“Appraisal Report” and “Brazilian Corporations Law”); (iii.3) approve the Appraisal Report; (iii.4) propose the adjustments and amendments to the Company’s Bylaws as indicated in Exhibit B hereto and in accordance with the justifications and benefits thereunder (“Amendments to the Bylaws”); and (iii.5) re-rectify the global annual compensation of managers and members of the audit board with respect to the fiscal year of 2018, approved in the Company’s annual shareholders meeting held on April 26, 2018 (“Re-rectification of 2018 Compensation”); (iv) the approval of the Management Proposal related to the Merger, Amendments to the Bylaws and Re-rectification of 2018 Compensation to be submitted to the Company’s shareholders at Suzano’s ESM; and (v) the calling of Suzano’s ESM to resolve on the matters above.

5.                                     RESOLUTIONS: After analyzing and discussing the matters on the agenda, the directors attending the meeting unanimously decided as follows, without reservations:

5.1.                           After analyzing (i) the Appraisal Report; and (ii) the pro forma financial information of the Company, and considering the prior review of the matter by the Audit Board, approve, ad referendum to Suzano’s ESM, the Merger Agreement, which sets forth the general terms and conditions of the Merger, its justifications and the criteria for assessing Fibria’s equity to be merged into the Company, authorizing the Company’s managers to proceed with its execution. After being authenticated by the Presiding Board, the Merger Agreement shall be attached hereto in the form of Exhibit A.

5.2.                           Approve the pro forma financial information submitted to reasonable assessment of PwC, prepared at the base date of December 31, 2018, pursuant to paragraph 3 of article 10 of CVM Instruction No. 565/15.

5.3.                           Propose to the Suzano’s ESM: (i) the approval of the Merger; (ii) the ratification of the appointment of PwC to prepare the Appraisal Report; (iii) the approval of the Appraisal Report; (iv) the approval of Amendments to the Bylaws; and (iv) the Re-rectification of 2018 Compensation. The Appraisal Report constitutes Exhibit I of the Merger Agreement, which is attached hereto as Exhibit A. The Company’s Bylaws, reflecting its amendment proposal, is attached hereto as Exhibit B.

5.3.1.                 The Appraisal Report determined that book value of Fibria’s equity, at the base date of December 31, 2018, to be transferred to the Company, corresponds to fourteen billion, one hundred and forty nine million, three thousand, five hundred and ten reais and fifty five cents (R$14,149,003,510.55).

5.3.2.                 Note that the Company is the owner of the totality of the capital stock of Fibria, and in light of CVM’s Committee (Colegiado da CVM) decision of February 15, 2018, with respect to

SEI Proceeding No. 19957.011351/2017-21, the draft of the appraisal report referred to in article 264 of the Brazilian Corporations Law is not required.

5.3.3.                 Note that there is no need to discuss right of withdrawal of the Company’s shareholders for purposes of the Merger, once the applicable law limits such right to the shareholders of the merged company and Fibria is a wholly owned subsidiary of the Company. Therefore, it is also not the case of dissenting shareholders, and, as a consequence, of reimbursement amount to the Fibria’ shareholders as a result of the Merger.

5.3.4. The Merger will not result in any capital increase of the Company and, consequently, there will be no share exchange ratio, considering that the Company holds the totality of Fibria’s capital stock.

5.3.5. As to the Re-rectification of 2018 Compensation, to approve the submission to Suzano’s ESM of the re-rectification proposal of the global annual compensation of the managers and members of the audit board with respect to the fiscal year of 2018, as approved in the Company’s annual shareholders meeting held on April 26, 2018 (“ASM 2018”) with regards to the months of April 2018 to March 2019, from up to sixty million, three hundred and ninety three thousand, nine hundred and seventy three reais (R$60,393,973.66) to up to one hundred and twenty five million reais (R$125,000,000.00), provided that (a) from up to thirteen million, eight hundred and five thousand, two hundred and thirty nine reais (R$13,805,239.00) to up to eighteen million, four hundred and sixty four thousand, two hundred and sixty six reais (R$18,464,266.00) refers to the fixed and variable compensation of the members of the Board of Directors; (b) from up to forty five million, eight hundred and twenty five thousand and eight hundred and eighty one reais (R$45,825,881.00) to up to one hundred and five million, seven hundred and fifty seven thousand, three hundred and seventy nine reais (R$105,757,379.00), refers to the fixed and variable compensation of the members of the Statutory Executive Board of Officers; and (c) from up to seven hundred and sixty two thousand, eight hundred and fifty four reais (R$762,854.00) to up to seven hundred and seventy eight thousand, three hundred and fifty five reais (R$778,355.00) refers to the fixed and variable compensation of the members of the Audit Board.

5.3.5.1. Note that the overall amount approved in the ASM 2018 was insufficient for the payment of the compensation due to the managers during the fiscal year of 2018, considering unpredictable circumstances or not yet defined in the ASM 2018, namely due to the following events (a) the increase in value of the shares issued by the Company, affecting positively the compensation amount in equity; (b) the dismissal of members of the Statutory Executive Board of Officers with payment of the amounts resulting from the dismissal; (c) the increase, as from September 2019, of the contribution rate for the National Institute of Social Security (INSS) and (d) the payment of an eventual conditioned premium upon the completion of the integration of the businesses and shareholder basis of the Company and Fibria, which happened on January 14, 2019, that resulted in the creation of a worldwide leader pulp production company of eucalyptus.

5.3.5.2          Regarding item (d) abovementioned, the proposal for the eventual conditioned premium related to the completion of the integration of the businesses and shareholder basis of the Company and Fibria arises from discussions and recommendations in compliance with the governance procedures adopted by the Company.

5.4.                           Approve the Management Proposal related to the Merger, Amendments to the Bylaws and Rectification of 2018 Compensation to be submitted to the Company’s shareholders at Suzano’s ESM, which is filed at the Company’s headquarters.

5.5.                           Approve the calling of the Suzano’s ESM to resolve on the matters above.

5.6.                           Note that the Call Notice and the Management Proposal will indicate that certain Amendments to the Bylaws of the Company shall only be effective upon the consummation of the Merger, which depend on the satisfaction of certain conditions precedents as set forth in the Merger Agreement.

5.7.                           Pursuant to the Bylaws of the Company, to authorize the Board of Executive Officers of the Company to take all and any measures, execute any agreements and/or instruments and amendments that are necessary or appropriate for the abovementioned resolutions.

6.                                     ADJOURNMENT: There being no further matters to be discussed, the meeting was adjourned and these minutes were drafted, read, approved and signed by all the directors physically present. Presiding Board: David Feffer — Chairman; Vitor Tumonis — Secretary. Directors: (i) David Feffer; (ii) Cláudio Thomaz Lobo Sonder; (iii) Daniel Feffer; (iv) Jorge Feffer; (v) Antônio de Souza Corrêa Meyer; (vi) Maria Priscila Rodini Vansetti Machado; (vii) Nildemar Secches; and (viii) Rodrigo Kede de Freitas Lima.

This is a true copy of the original drawn up in the records of the Company.

São Paulo, February 27, 2019.

Signature Page of the Minutes of the Board of Directors Meeting of Suzano Papel e Celulose S.A. held on February 27, 2019

Presiding Board:

Vitor Tumonis Secretary

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

EXHIBIT A — MERGER AGREEMENT

The “EXHIBIT A — MERGER AGREEMENT” constitutes the APPENDIX I.1 of the Management Proposal to the Extraordinary Shareholders Meeting.

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

EXHIBIT B — ORIGIN AND JUSTIFICATION OF THE AMENDMENTS TO THE BYLAWS AND ANALYSIS OF THEIR LEGAL AND ECONOMIC EFFECTS (Article 11 of CVM Instruction No. 481/09)

The “EXHIBIT B — ORIGIN AND JUSTIFICATION OF THE AMENDMENTS TO THE BYLAWS AND ANALYSIS OF THEIR LEGAL AND ECONOMIC EFFECTS (Article 11 of CVM Instruction No. 481/09)” constitutes the APPENDIX V and APPENDIX VI of the Management Proposal to the Extraordinary Shareholders Meeting.